
February 16, 2024

Peter Altman
Chief Executive Officer
BioCardia, Inc.
320 Soquel Way
Sunnyvale, California 94085

> **Re: BioCardia, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2024**
> **File No. 333-277059**

Dear Peter Altman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Austin March